UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CLIFFWATER ENHANCED LENDING FUND

(Name of Issuer)

Class I Shares

(Title of Class of Securities)

18685P108

(CUSIP Number)

David Rottenberg

Bixby Bridge Capital, LLC

555 Skokie Boulevard, Suite 555

Northbrook, IL 60062

Tel: (847) 313-6492

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian Lee

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18685P108

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Bixby Bridge Fund IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,588,037.77 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,588,037.77 Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,588,037.77 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.21%
14.	TYPE OF REPORTING PERSON OO - Limited Liability Company

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Class I Shares (the “Class I Shares”) of Cliffwater Enhanced Lending Fund (the “Fund”), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end management investment company. The Fund operates as an interval fund. The Fund has retained the Administrator, UMB Fund Services, Inc., whose principal business address is 235 West Galena Street, Milwaukee, WI 53212, to provide administrative services, and to assist with operational needs.

Item 2.	Identity and Background

This Statement is being filed by Bixby Bridge Fund IV, LLC, a limited liability company organized under the laws of the state of Delaware (“Bixby Bridge Fund IV”). The address of Bixby Bridge Fund IV principal place of business and principal executive office is 555 Skokie Boulevard, Suite 555, Northbrook, IL 60062.

The reporting person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds for the purchase of the 2,588,037.77 Class I Shares came from the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

Bixby Bridge Fund IV has purchased the Class I Shares for investment purposes. Bixby Bridge Fund IV does not presently have any plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 8,567,508.64 Shares outstanding.
(c)	The Reporting Person did not affect any transactions in the Shares during the sixty days before the date of this Schedule 13D other than as follows: The Reporting Person acquired securities of the Issuer’s predecessor in March 2021, and such securities were automatically converted into 2,588,037.77 Class I Shares of the Issuer on June 30, 2021.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2021

Signature:

BIXBY BRIDGE FUND IV, LLC

/s/ David Williams
Name: David Williams
Title: Authorized Agent

/s/ David Rottenberg
Name: David Rottenberg
Title: Authorized Agent

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